Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2020

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2020	2019	2020	2019

Revenues (note 4)	$741,932	$672,253	$1,997,360	$1,731,816

Cost of revenues	496,367	451,671	1,343,526	1,181,025
Selling, general and administrative expenses	159,301	145,210	458,886	385,848
Depreciation	12,993	11,152	37,763	28,798
Amortization of intangible assets	13,191	13,029	35,416	22,235
Settlement of long-term incentive arrangement	-	-	-	314,379
Acquisition-related items	950	1,493	1,752	5,373
Operating earnings (loss)	59,130	49,698	120,017	(205,842)

Interest expense, net	5,464	12,719	19,881	21,060
Other income, net (note 7)	(269)	(229)	(645)	(6,353)
Earnings (loss) before income tax	53,935	37,208	100,781	(220,549)
Income tax (note 8)	12,969	10,872	24,118	20,650
Net earnings (loss)	40,966	26,336	76,663	(241,199)

Non-controlling interest share of earnings (note 12)	760	2,057	5,841	6,262
Non-controlling interest redemption increment (note 12)	7,379	4,419	5,588	9,386
Net earnings (loss) attributable to Company	$32,827	$19,860	$65,234	$(256,847)

Net earnings (loss) per common share (note 13)

Basic	$0.76	$0.51	$1.54	$(6.93)
Diluted	$0.75	$0.50	$1.52	$(6.93)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2020	2019	2020	2019

Net earnings (loss)	$40,966	$26,336	$76,663	$(241,199)

Foreign currency translation gain (loss)	1,379	(277)	(1,557)	1,129

Comprehensive earnings (loss)	42,345	26,059	75,106	(240,070)

Less: Comprehensive earnings attributable to non-controlling interests	8,139	6,476	11,429	15,648

Comprehensive earnings (loss) attributable to Company	$34,206	$19,583	$63,677	$(255,718)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2020	December 31, 2019
Assets
Current Assets
Cash and cash equivalents	$158,570	$121,198
Restricted cash	23,795	13,093
Accounts receivable, net of allowance of $15,541 (December 31, 2019 - $13,136)	415,712	393,730
Income tax recoverable	9,383	4,147
Inventories	143,298	94,511
Prepaid expenses and other current assets	43,334	41,457
	794,092	668,136

Other receivables	3,666	4,033
Other assets	8,542	7,791
Fixed assets	130,226	131,545
Operating lease right-of-use assets (note 6)	137,511	132,893
Intangible assets	372,703	366,224
Goodwill	675,485	644,847
	1,328,133	1,287,333
	$2,122,225	$1,955,469

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$101,925	$76,226
Accrued liabilities	216,770	165,444
Unearned revenues	95,043	74,100
Operating lease liabilities - current (note 6)	33,901	30,622
Long-term debt - current (note 9)	56,501	5,545
Contingent acquisition consideration - current (note 11)	2,970	6,269
	507,110	358,206

Long-term debt - non-current (note 9)	548,130	761,078
Operating lease liabilities - non-current (note 6)	114,248	111,247
Contingent acquisition consideration (note 11)	14,069	8,154
Unearned revenues	12,924	12,593
Other liabilities	56,791	45,403
Deferred income tax	51,904	58,239
	798,066	996,714
Redeemable non-controlling interests (note 12)	179,161	174,662

Shareholders' equity	637,888	425,887
	$2,122,225	$1,955,469

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	loss	Total

Balance, December 31, 2019	41,495,957	$605,428	$50,789	$(229,874)	$(456)	$425,887
Net earnings	-	-	-	5,285	-	5,285
Other comprehensive earnings (loss)	-	-	-	-	(6,051)	(6,051)

Impact of ASU 2016-13 (Topic 326)	-	-	-	(53)	-	(53)

Common Shares:
Stock option expense	-	-	3,969	-	-	3,969
Stock options exercised	120,000	4,535	(924)	-	-	3,611
Dividends	-	-	-	(6,867)	-	(6,867)
Balance, March 31, 2020	41,615,957	$609,963	$53,834	$(231,509)	$(6,507)	$425,781
Net earnings	-	-	-	27,122	-	27,122
Other comprehensive earnings	-	-	-	-	3,115	3,115

Common Shares:
Stock option expense	-	-	2,443	-	-	2,443
Stock options exercised	26,150	1,310	(295)	-	-	1,015
Dividends	-	-	-	(7,167)	-	(7,167)
Issued (note 10)	1,797,359	150,008	-	-	-	150,008
Balance, June 30, 2020	43,439,466	$761,281	$55,982	$(211,554)	$(3,392)	$602,317
Net earnings	-	-	-	32,827	-	32,827
Other comprehensive earnings	-	-	-	-	1,379	1,379

Common Shares:
Stock option expense	-	-	2,468	-	-	2,468
Stock options exercised	130,688	7,737	(1,651)	-	-	6,086
Dividends	-	-	-	(7,189)	-	(7,189)
Balance, September 30, 2020	43,570,154	$769,018	$56,799	$(185,916)	$(2,013)	$637,888

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	loss	Total

Balance, December 31, 2018	35,980,047	$148,707	$45,097	$45,537	$(3,115)	$236,226
Net earnings	-	-	-	2,329	-	2,329
Other comprehensive earnings	-	-	-	-	328	328

Impact of ASC 842 - Leases	-	-	-	(338)	-	(338)

Subsidiaries’ equity transactions	-	-	(19)	-	-	(19)
Common Shares:
Stock option expense	-	-	2,855	-	-	2,855
Stock options exercised	134,650	5,342	(1,338)	-	-	4,004
Dividends	-	-	-	(5,418)	-	(5,418)
Balance, March 31, 2019	36,114,697	$154,049	$46,595	$42,110	$(2,787)	$239,967
Net earnings (loss)	-	-	-	(279,036)	-	(279,036)
Other comprehensive earnings	-	-	-	-	1,078	1,078

Impact of ASC 842 - Leases	-	-	-	(52)	-	(52)

Subsidiaries’ equity transactions	-	-	39	-	-	39
Common Shares:
Stock option expense	-	-	1,755	-	-	1,755
Stock options exercised	188,400	5,401	(959)	-	-	4,442
Dividends	-	-	-	(5,883)	-	(5,883)
Issued	2,918,860	251,503	-	-	-	251,503
Balance, June 30, 2019	39,221,957	$410,953	$47,430	$(242,861)	$(1,709)	$213,813
Net earnings	-	-	-	19,860	-	19,860
Other comprehensive earnings	-	-	-	-	(277)	(277)

Subsidiaries’ equity transactions	-	-	(33)	-	-	(33)
Common Shares:
Stock option expense	-	-	1,772	-	-	1,772
Stock options exercised	22,500	539	-	-	-	539
Dividends	-	-	-	(5,886)	-	(5,886)
Balance, September 30, 2019	39,244,457	$411,492	$49,169	$(228,887)	$(1,986)	$229,788

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
Cash provided by (used in)

Operating activities
Net earnings (loss)	$40,966	26,336	$76,663	$(241,199)

Items not affecting cash:
Depreciation and amortization	26,184	24,182	73,179	51,033
Non-cash settlement of long-term incentive arrangement	-	-	-	289,721
Deferred income tax	(2,134)	(22)	(6,339)	1,443
Other	2,486	2,058	8,155	1,000

Changes in non-cash working capital:
Accounts receivable	(27,384)	3,010	5,509	(16,218)
Inventories	(41,007)	2,090	(46,676)	3,298
Prepaid expenses and other current assets	(5,476)	(8)	(2,600)	798
Payables and accruals	34,295	(37,878)	52,630	(42,800)
Unearned revenues	2,752	(6,262)	18,244	8,438
Other liabilities	11,237	6,729	16,195	10,069
Contingent acquisition consideration	-	-	-	(962)
Net cash provided by operating activities	41,919	20,235	194,960	64,621

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	(64,507)	(9,585)	(64,507)	(555,116)
Disposal of business, net of cash disposed (note 7)	-	-	-	13,030
Purchases of fixed assets	(8,820)	(11,821)	(30,901)	(34,108)
Other investing activities	(544)	(724)	(1,330)	135
Net cash used in investing activities	(73,871)	(22,130)	(96,738)	(576,059)

Financing activities
Increase in long-term debt	-	30,117	25,281	620,867
Repayment of long-term debt	(41,863)	(6,531)	(189,068)	(8,402)
Proceeds received on common share issuance (note 10)	-	-	150,008	-
Purchases of non-controlling interests, net	(3,723)	(199)	(18,790)	(33,409)
Contingent acquisition consideration	(831)	-	(4,229)	(8,035)
Proceeds received on exercise of options	6,086	539	10,712	8,985
Financing fees paid	-	(167)	-	(3,863)
Dividends paid to common shareholders	(7,168)	(5,883)	(20,259)	(16,158)
Distributions paid to non-controlling interests	(3,368)	(1,995)	(3,418)	(6,264)
Net cash provided by (used in) financing activities	(50,867)	15,881	(49,763)	553,721

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(101)	586	(385)	275

Increase (decrease) in cash, cash equivalents and restricted cash	(82,920)	14,572	48,074	42,558

Cash, cash equivalents and restricted cash, beginning of period	265,285	107,830	134,291	79,844

Cash, cash equivalents and restricted cash, end of period	$182,365	122,402	$182,365	$122,402

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, Global Restoration, California Closets, Century Fire Protection, Certa Pro Painters, Pillar to Post Home Inspectors, and Floor Coverings International.

2.       RISKS and UNCERTAINTIES – Currently, one of the most significant risks and uncertainties is the potential adverse effect of the current pandemic of the novel coronavirus, or COVID-19. The COVID-19 pandemic in North America has had an impact on most of the Company’s operations, particularly its service lines tied to home improvement. All of its businesses have been designated essential services in most of their geographic regions. The various “stay-at-home” and social distancing measures continue to impact the Company’s ability to operate on the premises of its residential and commercial customers. Although many regions where the Company operates have re-opened, it is challenging to predict the financial performance in upcoming reporting periods with reasonable accuracy due to the lack of visibility around the duration and severity of the crisis and its dynamic changes.

Given the uncertainties surrounding the impact of the COVID-19 pandemic, the Company took certain actions year to date to preserve liquidity, manage cash flow and strengthen its financial flexibility. Such actions included, but were not limited to, expense containment initiatives in areas including labour costs and other operating expenses, capital expenditures reductions, and management of its working capital requirements, as well as completing a private placement for $150,008 in the second quarter of the current year. Refer to note 10 for more detail.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, with the exception of the change described below. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2020 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2020 and 2019. All such adjustments are of a normal recurring nature. The results of operations for the three and nine month periods ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost. The Company adopted Topic 326 using a modified retrospective approach, which requires a cumulative-effect adjustment, if any, to the opening balance of retained earnings (deficit) to be recognized on the date of adoption with prior periods not restated. The cumulative-effect adjustment recorded on January 1, 2020 was not material.

Accounting policy for Credit Losses

Accounts receivable: The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

A reconciliation of our allowance for doubtful accounts is found below:

(In thousands)	2020

Allowance for doubtful accounts, December 31, 2019	$13,136
Bad debt expense	7,226
Write-offs to accounts receivable	(4,938)
Recoveries to accounts receivable	147
Adjustment to opening retained earnings	53
Other	(83)
Allowance for doubtful accounts, September 30, 2020	$15,541

4.       REVENUE RECOGNITION STANDARD – Within the FirstService Brands segment, franchise fee revenue recognized during the nine months ended September 30, 2020 that was included in deferred revenue at the beginning of the period was $3,160 (2019 - $4,271). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized and are amortized over the life of the underlying franchise agreement. Costs amortized during the nine months ended September 30, 2020 were $1,417 (2019 - $1,435). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at September 30, 2020 was $6,713 (December 31, 2019 - $6,711). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at September 30, 2020, the aggregate amount of backlog was $387,703. The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months		Nine months
	ended September 30		ended September 30
	2020	2019	2020	2019
Revenues

FirstService Residential	$374,756	$375,196	$1,052,572	$1,064,911
FirstService Brands company-owned	327,939	254,308	844,300	552,871
FirstService Brands franchisor	38,309	41,531	97,122	110,754
FirstService Brands franchise fee	928	1,218	3,366	3,280

The Company disaggregates revenue by segment, and within the FirstService Brands segment, further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

5.       ACQUISITIONS – During the nine months ended September 30, 2020, the Company completed one acquisition in the FirstService Brands segment, Rolyn Companies, Inc. (“Rolyn”), which is a commercial and large loss restoration services provider in the Mid-Atlantic region of the United States. The assets of Rolyn were acquired on July 2, 2020 and the acquisition date fair value of consideration transferred was as follows: cash of $64,507 (net of cash acquired of $5,493), and contingent consideration of $7,127.

During the nine months ended September 30, 2019, the Company acquired controlling interests in thirteen businesses for cash consideration of $555,116 (net of cash acquired of $10,082) and contingent consideration of $6,775.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level; and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2020 was $14,069 (see note 11). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $16,720 to a maximum of $19,670. The contingencies will expire during the period extending to September 2023. During the nine months ended September 30, 2020, $4,229 was paid with reference to such contingent consideration (2019 - $8,997).

6.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 10 years, some of which may include options to extend the leases for up to 10 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings (loss) for the nine months ended September 30, 2020 was $27,775 (2019 - $23,190).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, nine months ended September 30	2020

Cash paid for amounts included in the measurement of operating lease liabilities	$27,389
Right-of-use assets obtained in exchange for operating lease obligation	$29,028

7.       OTHER INCOME - Other income is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019

Gain on disposal of business	$-	$-	$-	$(6,082)
Other income	(269)	(229)	(645)	(271)
	$(269)	$(229)	$(645)	$(6,353)

During the second quarter of the prior year, the Company completed the divestiture of two non-core businesses. The Company sold its national accounts commercial painting operations for cash consideration of $3,386 and notes receivable of $2,800. The pre-tax gain on disposal was $1,406. The Company also completed the sale of its Florida and Arizona-based landscaping operations for cash consideration of $9,644 (net of cash disposed of $600). The pre-tax gain on disposal was $4,676.

8.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2020 reflected an effective tax rate of 24% (2019 - negative 9%) relative to the statutory rate of approximately 27% (2019 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in certain jurisdictions, as well as taxable permanent differences.

9.       LONG-TERM DEBT – The Company has $150,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has a Credit Agreement with a syndicate of lenders. The Credit Agreement is comprised of a committed multi-currency revolving credit facility of $450,000 (the “Facility”) and a term loan (drawn in a single advance) in the aggregate amount of $440,000 (the “Term Loan”). The Facility portion of the Credit Agreement has a term ending on January 17, 2023 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Term Loan portion of the Credit Agreement has a term ending on June 21, 2024, with repayments of 5% per annum, paid quarterly, beginning in September 2020, with the balance payable at maturity, and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Credit Agreement requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. The Company may repay amounts owing under the Credit Agreement at any time without penalty. The Facility is available to fund working capital requirements (including acquisitions and any associated contingent purchase consideration) and other general corporate purposes.

The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

10.       PRIVATE PLACEMENT – On May 22, 2020, the Company completed the sale, on a private placement basis, of a total of 1,797,359 common shares of FirstService, at a price of US$83.46 per share, to Durable Capital Partners LP, for proceeds of $150,008. The net proceeds of the private placement were used to repay existing indebtedness under the Facility.

11.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2020:

		Fair value measurements at September 30, 2020

	Carrying value at
	September 30, 2020	Level 1	Level 2	Level 3

Contingent consideration liability	$17,039	$-	$-	$17,039
Interest rate swap liability	2,407	-	2,407	-

The Company has one interest rate swap in place to exchange the floating interest rate on $100,000 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap liability was determined using widely accepted valuation techniques. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2020

Balance, January 1	$14,423
Amounts recognized on acquisitions	7,127
Fair value adjustments	(1,580)
Resolved and settled in cash	(4,229)
Other	1,298
Balance, September 30	$17,039

Less: Current portion	2,970
Non-current portion	$14,069

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 1.5% to 2.0%).

	September 30, 2020		December 31, 2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$3,666	$3,666	$4,033	$4,033
Long-term debt	604,631	619,050	766,623	779,279

12.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2020

Balance, January 1	$174,662
RNCI share of earnings	5,841
RNCI redemption increment	5,588
Distributions paid to RNCI	(3,418)
Purchases of interests from RNCI, net	(18,790)
RNCI recognized on business acquisitions	15,400
Other	(122)
Balance, September 30	$179,161

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Common Shares. The redemption amount as of September 30, 2020 was $174,943. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at September 30, 2020, approximately 1,400,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

13.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2020	2019	2020	2019

Basic shares	43,476	39,224	42,480	37,087
Assumed exercise of Company stock options	466	467	388	455
Diluted shares	43,942	39,691	42,868	37,542

14.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at September 30, 2020, there were 214,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended September 30, 2020 (2019 - nil). Stock option activity for the nine months ended September 30, 2020 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	1,639,100	$60.26
Granted	475,000	111.36
Exercised	(276,838)	39.92
Shares issuable under options - End of period	1,837,262	$76.54	2.45	$103,955
Options exercisable - End of period	727,339	$59.54	1.51	$53,514

The amount of compensation expense recorded in the statement of earnings (loss) for the nine months ended September 30, 2020 was $8,880 (2019 - $6,382). As of September 30, 2020, there was $14,120 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the nine month period ended September 30, 2020, the fair value of options vested was $6,837 (2019 - $4,591).

15.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

16.       SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2020
Revenues	$374,756	$367,176	$-	$741,932
Depreciation and amortization	6,464	19,697	23	26,184
Operating earnings	35,200	28,451	(4,521)	59,130

2019
Revenues	$375,196	$297,057	$-	$672,253
Depreciation and amortization	6,859	17,311	11	24,181
Operating earnings	33,036	22,062	(5,400)	49,698

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2020
Revenues	$1,052,572	$944,788	$-	$1,997,360
Depreciation and amortization	19,600	53,508	71	73,179
Operating earnings	84,604	50,722	(15,309)	120,017

2019
Revenues	$1,064,911	$666,905	$-	$1,731,816
Depreciation and amortization	19,521	31,479	33	51,033
Operating earnings	81,397	46,659	(333,898)	(205,842)

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended September 30

2020
Revenues	$657,516	$84,416	$741,932
Total long-lived assets	1,047,420	268,505	1,315,925

2019
Revenues	$598,311	$73,942	$672,253
Total long-lived assets	988,030	251,228	1,239,258

	United States	Canada	Consolidated

Nine months ended September 30

2020
Revenues	$1,762,842	$234,518	$1,997,360

2019
Revenues	$1,587,789	$144,027	$1,731,816

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Nine Month Period Ended September 30, 2020

(in US dollars)

November 5, 2020

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2020 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2019. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2020 and up to and including November 5, 2020.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

We reported strong results for the third quarter ended September 30, 2020. Consolidated revenue growth was 10% relative to the same quarter in the prior year, and resulted in growth in adjusted EBITDA, operating earnings and earnings per share. On an organic basis, our top-line increased 7%, as our restoration services lines benefited from increased storm-related activity and large loss claims versus the prior year period.

During the past year, we completed several acquisitions, which provided additional revenue growth for the third quarter of 2020, most notably our recent acquisition of Rolyn Companies, Inc. (“Rolyn”). Rolyn is a leading commercial and large loss restoration services provider, and provides us with a footprint in the Mid-Atlantic region of the United States.

Results of operations - three months ended September 30, 2020

Revenues for our third quarter were $741.9 million, 10% higher than the comparable prior year quarter. Organic growth was 7% in the quarter, with the balance coming from recent acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $88.7 million, up from $77.1 million reported in the prior year quarter. Our Adjusted EBITDA margin was 12.0% of revenues versus 11.5% of revenues in the prior year quarter. Operating earnings for the third quarter were $59.1 million, up from $49.7 million in the prior year quarter. Our operating earnings margin was 8.0% of revenues versus 7.4% of revenues in the prior year quarter.

Depreciation and amortization expense totalled $26.2 million for the quarter relative to $24.2 million in the prior year quarter, with the increase mainly due to increased depreciation of capital assets in the FirstService Brands segment.

Net interest expense was $5.5 million, down from $12.7 million recorded in the prior year quarter, with the difference attributable to a decrease in our average outstanding debt and lower cost of debt.

The consolidated income tax rate for the quarter was 24% of earnings before income tax, compared to 29% in the prior year quarter, and relative to the statutory rate of 27% in both periods. In the prior year quarter, certain permanent non-deductible items impacted the tax rate. The effective tax rate for the full year is expected to be approximately 25%.

Net earnings for the quarter were $41.0 million, versus $26.3 million in the prior year quarter. The increase was primarily attributable to growth in operating earnings in both the FirstService Residential and FirstService Brands segments, as well as lower interest expense.

The NCI redemption increment for the third quarter was $7.4 million, versus $4.4 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $374.8 million for the third quarter, flat versus the prior year. Growth was tempered by continued COVID-related closures of client facilities, which negatively impacted our amenity management services revenue. Adjusted EBITDA was $41.8 million, versus $39.8 million in the prior year quarter. Operating earnings were $35.2 million, versus $33.0 million for the third quarter of last year. Margin expansion during the quarter was driven by an increase in higher margin ancillary revenues, primarily related to strong home resale activity.

Third quarter revenues at our FirstService Brands segment were $367.2 million, up 24% relative to the prior year quarter, of which 15% was organic. Organic growth was principally driven by strong performance at our restoration service lines, which benefited from increased storm-related activity and large loss claims relative to last year. Adjusted EBITDA for the quarter was $48.7 million versus $40.8 million in the prior year quarter. Operating earnings for the third quarter were $28.5 million versus $22.1 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $1.8 million in the quarter, versus $3.5 million in the prior year quarter. On a GAAP basis, corporate costs for the quarter were $4.5 million, relative to $5.4 million in the prior year quarter. The year-over-year cost reduction is due to lower compensation costs and foreign exchange.

Results of operations - nine months ended September 30, 2020

Revenues for the nine months ended September 30, 2020 were $2.0 billion, 15% higher than the comparable prior year, of which 1% was organic.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $203.8 million versus $171.3 million reported in the comparable prior year period. Operating earnings for the period were $120.0 million, versus an operating loss of $205.8 million in the prior year, with the variance primarily attributable to the 2019 settlement of the long-term incentive arrangement (“LTIA”) with our Founder and Chairman for $314.4 million.

We recorded depreciation and amortization expense of $73.2 million for the nine month period relative to $51.0 million in the prior year period, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Other income of $6.4 million in the prior year period was primarily due to the gain on sale from two small, non-core divestitures: (i) our Arizona and Florida-based landscaping operations: and (ii) our national accounts commercial painting operations.

Our consolidated income tax rate for the nine month period was 24%, compared to negative 9% of earnings before income tax in the prior year-to-date period, and relative to the statutory rate of 27% in both periods. In the prior year period, the tax rate was impacted by the settlement of the LTIA, which was not deductible for tax purposes.

Net earnings for the nine month period were $76.7 million, versus a net loss of $241.2 million in the prior year period. The increase was primarily attributable to the settlement of the LTIA in the prior year period.

The NCI redemption increment for the nine month period was $5.6 million, versus $9.4 million in the prior year period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

Our FirstService Residential segment reported revenues of $1.05 billion for the nine month period, down 1% over the prior year period. Revenue decline was attributable to reduced demand for certain ancillary services during the period due to the COVID-19 pandemic. Adjusted EBITDA was $102.9 million relative to $100.8 million in the prior year period. Operating earnings were $84.6 million for the nine-month period, relative to $81.4 million in the prior year period. Our operating earnings margins were up modestly versus the prior period.

Year-to-date revenues at FirstService Brands were $944.8 million, an increase of 42% relative to the prior year period. On an organic basis, revenues were up 4%, with the balance of the significant revenue increase driven by acquisitions. Organic growth in the division was positively impacted by increased storm-related activity and large loss claims which benefited our restoration services operations in the third quarter, offset by the negative impact of the COVID-19 pandemic and related government-mandated “stay at home” measures, which primarily affected our home improvement brands. Adjusted EBITDA for the period was $106.5 million, or 11.3% of revenues, versus $80.3 million, or 12.0% of revenues, for the prior year period. Operating earnings were $50.7 million, or 5.4% of revenues, versus $46.7 million, or 7.0% of revenues, in the prior year period. Margins were impacted by our Global Restoration operation, which has lower margins than the overall division. Our operating earnings margin was further impacted by increased amortization expense in connection with the Global Restoration transaction.

Corporate costs, as presented in Adjusted EBITDA, for the nine month period were $5.6 million, relative to $9.8 million in the prior year period with the decrease primarily attributable to reduced compensation expense and foreign exchange. On a GAAP basis, corporate costs were $15.3 million versus $333.9 million in the prior year period, with the decrease primarily attributable to the settlement of the LTIA.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eleven most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2020
Revenues	$633,831	$621,597	$741,932
Operating earnings	15,984	44,903	59,130
Net earnings per share
Basic	0.13	0.64	0.76
Diluted	0.13	0.64	0.75

YEAR ENDED DECEMBER 31, 2019
Revenues	$485,655	$573,908	$672,253	$675,594
Operating earnings	12,930	(268,470)	49,698	31,423
Net earnings per share
Basic	0.06	(7.48)	0.51	0.13
Diluted	0.06	(7.48)	0.50	0.13

YEAR ENDED DECEMBER 31, 2018
Revenues	$426,456	$495,348	$506,356	$503,313
Operating earnings	11,073	42,350	45,298	28,847
Net earnings per share
Basic	0.17	0.63	0.72	0.32
Diluted	0.17	0.62	0.70	0.31

OTHER DATA
Adjusted EBITDA - 2020	$43,865	$71,231	$88,732
Adjusted EBITDA - 2019	29,150	65,031	77,144	$63,857
Adjusted EBITDA - 2018	25,414	57,118	59,426	48,653
Adjusted EPS - 2020	0.37	0.86	1.19
Adjusted EPS - 2019	0.30	1.12	0.92	0.66
Adjusted EPS - 2018	0.25	0.86	0.89	0.62

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain franchise operations, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically should result in higher revenues and earnings in the third and fourth quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2020	2019	2020	2019

Net earnings (loss)	$40,966	$26,336	$76,663	$(241,199)
Income tax	12,969	10,872	24,118	20,650
Other income, net	(269)	(229)	(645)	(6,353)
Interest expense, net	5,464	12,719	19,881	21,060
Operating earnings (loss)	59,130	49,698	120,017	(205,842)
Depreciation and amortization	26,184	24,181	73,179	51,033
Settlement of long-term incentive arrangement	-	-	-	314,379
Acquisition-related items	950	1,493	1,752	5,373
Stock-based compensation expense	2,468	1,772	8,880	6,382
Adjusted EBITDA	$88,732	$77,144	$203,828	$171,325

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2020	2019	2020	2019

Net earnings (loss)	$40,966	$26,336	$76,663	$(241,199)
Non-controlling interest share of earnings	(760)	(2,057)	(5,841)	(6,262)
Settlement of long-term incentive arrangement	-	-	-	314,379
Acquisition-related items	950	1,493	1,752	5,373
Amortization of intangible assets	13,191	13,029	35,416	22,235
Stock-based compensation expense	2,468	1,772	8,880	6,382
Stock-based compensation tax adjustment for US GAAP change	-	-	-	(2,854)
Income tax on adjustments	(4,071)	(3,848)	(11,517)	(8,149)
Non-controlling interest on adjustments	(303)	(374)	(823)	(542)
Adjusted net earnings	$52,441	$36,351	$104,530	$89,363

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2020	2019	2020	2019

Diluted net earnings (loss) per share	$0.75	$0.50	$1.52	$(6.84)
Non-controlling interest redemption increment	0.17	0.11	0.13	0.25
Settlement of long-term incentive arrangement	-	-	-	8.37
Acquisition-related items	0.02	0.04	0.04	0.12
Amortization of intangible assets, net of tax	0.21	0.24	0.60	0.43
Stock-based compensation expense, net of tax	0.04	0.03	0.15	0.13
Stock-based compensation tax adjustment for US GAAP change	-	-	-	(0.08)
Adjusted earnings per share	$1.19	$0.92	$2.44	$2.38

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2020 was $195.0 million, up from $64.6 million in the prior year period. The increase in operating cash flow was primarily attributable to increased profitability in both segments, as well as improved non-cash working capital management. The prior year period was also impacted by the cash payment in connection with the settlement of the LTIA. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2020, capital expenditures were $30.9 million, down from $34.1 million in the prior year period. Current year investments include service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system and hardware investments in both segments. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2020 are expected to be in the range of $40 - $45 million.

In October 2020, we paid a quarterly dividend of $0.165 per share on the Common Shares in respect of the quarter ended September 30, 2020.

Net indebtedness as at September 30, 2020 was $446.1 million, versus $645.6 million at December 31, 2019. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at September 30, 2020 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $416.8 million of available undrawn credit as of September 30, 2020.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $17.0 million as at September 30, 2020 ($14.4 million as at December 31, 2019) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to September 2023. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of September 30, 2020 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2020:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$594,005	$52,683	$116,354	$424,968	$-
Interest on long-term debt	55,906	15,663	28,772	10,895	576
Capital lease obligations	10,626	3,847	5,552	1,216	11
Contingent acquisition consideration	17,039	2,970	14,069	-	-
Operating leases	163,704	39,261	61,814	33,786	28,843

Total contractual obligations	$841,280	$114,424	$226,561	$470,865	$29,430

At September 30, 2020, we had commercial commitments totaling $8.2 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 3.8%.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2020	2019

FirstService Residential	$54,274	$62,407
FirstService Brands	120,669	108,576
	$174,943	$170,983

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2020, the RNCI recorded on the balance sheet was $179.2 million. The purchase prices of the RNCI may be satisfied in cash or in Common Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the nine months ended September 30, 2020 would be $0.19 and the accretion to adjusted EPS would be $0.06.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2019, except as noted below.

Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost. The Company adopted Topic 326 using a modified retrospective approach, which requires a cumulative-effect adjustment, if any, to the opening balance of retained earnings (deficit) to be recognized on the date of adoption with prior periods not restated. The cumulative-effect adjustment recorded on January 1, 2020 was not material.

Accounting policy for Credit Losses

Accounts receivable: The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have one interest swap in place to exchange the floating interest rate on $100 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the nine months ended September 30, 2020 was $1.6 million (2019 - $0.8 million).

As at September 30, 2020, the Company had $2.4 million of loans receivable from minority shareholders (December 31, 2019 - $2.6 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 43,570,154 Common Shares. In addition, as at the date hereof, 1,837,262 Common Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2020 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Public Health Crisis

FirstService’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises beyond our control, including current or future waves of the COVID-19 outbreak. Many governments may declare that an outbreak, or one or more waves or an outbreak, constitutes an emergency in their jurisdictions. Reactions to the spread of an outbreak, or the worsening of an outbreak from time to time, may lead to, among other things, significant restrictions on travel, business closures, quarantines, social distancing and other containment measures and a general reduction in consumer activity. While these effects may be temporary, the duration of any business disruptions and related financial impact cannot be reasonably estimated, and may be instituted, terminated and re-instituted from time to time as an outbreak worsens or waves of an outbreak occur from time to time.

Such public health crises can also result in volatility and disruptions in the supply and demand for various products and services, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect interest rates, credit ratings, credit risk and inflation. The risks to FirstService of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Public Health Crisis” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	Although the spin-off is complete, the transaction exposes FirstService to certain ongoing tax and indemnification risks.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Further information about us can also be obtained at www.firstservice.com.